# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE ROYALAND COMPANY LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002042560

## Reporting persons
- Emanuele Filiberto di Savoia: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (57.3% of the class)
  Comment: For Row 5, 7 and 9: Reflects 6,000,000 class B common shares, $0.0002 par value per share ("Class B Common Shares"), of The RoyaLand Company Ltd. (the "Issuer"), issuable upon conversion of 6,000,000 class A common shares, $0.0002 par value per share ("Class A Common Shares"), of the Issuer, held directly by this Reporting Person (as defined below). The Class A Common Shares will convert on a one-to-one basis into Class B Common Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Shares, except upon transfer to another holder of Class A Common Shares.
  
  For Row 5: The holders of Class A Common Shares are entitled to twenty (20) votes for each Class A Common Share held of record, and the holders of Class B Common Shares are entitled to one (1) vote for each Class B Common Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Common Shares beneficially owned by this Reporting Person into Class B Common Shares.
  
  For Row 11: The denominator of the fraction from which this percentage is calculated is 10,475,000 Class B Common Shares, which consists of (i) 4,475,000 Class B Common Shares outstanding as of December 31, 2024, and (ii) the 6,000,000 Class B Common Shares issuable upon conversion of the Class A Common Shares beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated is 6,000,000 Class B Common Shares, which consists of the 6,000,000 Class B Common Shares issuable upon conversion of the Class A Common Shares that were beneficially owned by this Reporting Person.

## Item 1. Issuer
Name of issuer: THE ROYALAND COMPANY LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being filed by Emanuele Filiberto di Savoia, an individual (the "Reporting Person").
Address of principal business office or, if none, residence: The residence of the Reporting Person is Le Continental, Place Des Moulins, 98000 Monaco.
Citizenship: The Reporting Person is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Emanuele Filiberto di Savoia: /s/ Emanuele Filiberto di Savoia, Emanuele Filiberto di Savoia (02/04/2025)